December 20, 2019

John Pietrowicz
Chief Financial Officer
CME Group, Inc.
20 South Wacker Drive
Chicago, IL 60606

       Re: CME Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-31553

Dear Mr. Pietrowicz:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance